[IRVINE SENSORS CORPORATION LETTERHEAD]

April 26, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attn: Ms. Peggy Fisher and Mr. Tom Jones

Re:	Irvine Sensors Corporation

Registration Statement on Form S-3

Filed February 10, 2006

File No. 333-131770

Dear Ms. Fisher and Mr. Jones:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 2, 2006 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Irvine Sensors Corporation, a Delaware corporation (the “Company”). Concurrently herewith, we are filing with the Commission via Edgar transmission Amendment No. 1 to the Registration Statement (the “Amendment”). To aid in your review, we also have enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement which was filed with the Commission on February 10, 2006.

The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update information since the initial filing of the Registration Statement. The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the Amendment. Capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

Prior to addressing the specific comments of the Staff, we would like to provide you with some additional background information regarding the transactions described in the Company’s proxy statement and the Registration Statement. The Company respectfully contends that there are two separate transactions related to the acquisition of Optex Systems, Inc. (“Optex”). First, the Company completed the acquisition of 70% of the outstanding common stock of Optex on December 30, 2005 (the “Initial Acquisition”). The Initial Acquisition did not require stockholder approval and was not subject to any contingencies that would allow the Company or

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April 26, 2006

Optex to undo that transaction. Optex is now a majority-owned subsidiary of the Company and its operations have already been integrated with the operations of the Company. The Company has filed a Quarterly Report on Form 10-Q with the SEC for the period ended January 1, 2006 that consolidates the assets and liabilities of Optex into the Company’s consolidated balance sheet at such date, and, on January 5, 2006, a Current Report on Form 8-K announcing the Initial Acquisition. This Form 8-K filing was amended on March 15, 2006 to file the audited financial statements of Optex for each of the two years in the period ended December 31, 2005, and was again amended on April 19, 2005 to file revised unaudited pro forma condensed combined statements of operations of the Company and Optex to: (1) reflect the results of the Optex audits; (2) reflect effects of the final allocation of the Company’s purchase price for Optex to Optex’s assets and liabilities; and (3) to reflect the effects of an amendment made March 31, 2006 to the Company’s agreement with accredited investors who purchased the Company’s Series 1 Notes and Series 1 Warrants.

The second transaction relates to the Company’s right to acquire the remaining 30% of Optex (the “Buyer Option”). While the Buyer Option was granted at the closing of the Initial Acquisition, the Company’s exercise of the Buyer Option is subject to various contingencies, including the approval of the issuance of the Company’s Common Stock to Mr. Looney (the former sole shareholder of Optex) in consideration for the exercise of such Buyer Option. At this time, the Buyer Option has not been exercised. The failure to exercise the Buyer Option will not trigger any penalties under the Initial Acquisition. Both the Company and Optex’s sole stockholder, Tim Looney, understand and agree that the Buyer Option may never get exercised if the conditions are not met. In that case, the Company would only own 70% of Optex’s capital stock, and Mr. Looney would remain a minority stockholder in Optex. Because these transactions are not dependent or contingent upon each other, the Company contends that the Buyer Option should be treated as a separate transaction. The Company is willing to make changes to the Buyer Option to the extent necessary to comply with the Staff’s comments issued hereunder and under the Staff’s comment letter to the Company’s proxy statement.

Please also note that the Company’s stockholders do not have any right to vote on the Initial Acquisition or the Buyer Option under the Delaware corporate law provisions and that stockholder approval of the shares issued upon exercise of the Buyer Option is only being sought to comply with the Nasdaq Marketplace Rules.

General

1.	We issued comments on your pending proxy statement on February 9, 2006. Please resolve those comments and the following comments and obtain shareholder approval on the share issuances relating to the Optex transaction before requesting acceleration of the effective date of this registration statement.

The Staff’s Comment is noted. Please be advised that the Company has amended the Registration Statement to remove all of Mr. Looney’s shares since the Buyer Option has not yet

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April 26, 2006

been exercised. The securities held by the Pequot funds to be registered under the registration statement are already outstanding; albeit the securities would be convertible into a smaller number of shares of Common Stock if the stockholder approval is not obtained. While we do plan to resolve all comments relating to the proxy statement prior to requesting effectiveness of the registration statement, the Company would like to declare the registration statement effective prior to the stockholder meeting in order to allow the immediately convertible securities to be sold. We believe our approach is consistent with prior Staff positions. However, the Company would be willing to discuss with the Staff the bifurcation of the registration statement to reduce the number of shares being registered to only cover those securities that are currently convertible and/or exercisable and not subject to stockholder approval since the Company has an obligation to register those shares within 120 days following the Initial Acquisition.

2.	We note that the shares you are attempting to register on behalf of Tim Looney are not outstanding. We also note that Mr. Looney is not at market risk for at least 384,615 shares since you have agreed to pay him any shortfall in cash up to $1 million, so it does not appear that this is a valid PIPE transaction. Also, what is the purpose of your agreement to “cooperate” with Mr. Looney regarding the sale of the shares? Expand to discuss.

The Company notes the Staff’s Comment, and has amended the Registration Statement to remove the shares that the Company was registering on behalf of Tim Looney. The Company proposes to file a new registration statement on Form S-3 at a later date to register the shares on behalf of Mr. Looney after such shares are outstanding. Before doing so, however, the Company proposes to amend its buyer option agreement with Mr. Looney to delete the reference to the Company’s agreement to “cooperate” with Mr. Looney regarding the sale of his shares. Such cooperation was only intended to allow the Company the ability to make sure that a reputable broker would be used in connection with the sale. The Company did not plan to take any further action with respect to such “cooperation.”

Upon exercise of the Buyer Option after receiving stockholder approval of the issuance of shares of common stock to acquire the remaining 30% of Optex, the Company will issue 2,692,308 shares (the “Acquisition Shares”) to Mr. Looney. Because Mr. Looney will receive a fixed number of shares regardless of what the market price of the Company’s common stock is at the time of issuance, the Company believes that Mr. Looney is, by definition, at market risk on all of the Acquisition Shares.

As part of the Buyer Option, the Company has agreed to pay Mr. Looney any shortfall in cash, if the net proceeds to Mr. Looney from his sale of 384,615 shares, after deducting investment bank or broker expenses payable by Mr. Looney, is less than $1 million. The Company respectfully contends that Mr. Looney is at market risk for all of such shares. First, because the foregoing shortfall arrangement does not apply to 2,307,693 shares of the Acquisition Shares, Mr. Looney is still at market risk on the majority of all of the shares that will be issued to him in the Buyer Option. Only 384,615 of the Acquisition Shares are subject to the shortfall agreement and that shortfall agreement only applies if such shares are sold at a price of less than approximately $2.60 per share. Since the date the Buyer Option was granted, the trading prices of the Company’s Common Stock on the Nasdaq Capital Market has been as high

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as $3.25, Mr. Looney has already potentially lost $0.65 per share on the 384,615 shortfall shares. If the Staff disagrees with this position, the Company and Mr. Looney will consider revising the Buyer Option to remove the shortfall protection, subjecting all of Mr. Looney’s shares to 100% market risk.

Because (i) the Buyer Option is a separate transaction from the Initial Acquisition; (ii) the Initial Acquisition is not in any way contingent upon the Buyer Option; and (iii) the Buyer Option has not yet been exercised, the Company respectfully contends that the Buyer Option’s terms may be changed without impacting in any way the Initial Acquisition. The Company agrees to not file a registration statement for the Acquisition Shares underlying the Buyer Option until this matter is resolved to the satisfaction of the Staff.

Item 17.	Undertakings

3.	Please update your undertakings to those in effect after December 1, 2005.

Pursuant to the Staff’s Comment, although the Company is not a well-known seasoned issuer, the Company has updated its undertakings in the Amendment to those in effect after December 1, 2005.

Exhibit 5.1

4.	After you receive shareholder approval, please file a new legality opinion to eliminate the impermissible assumptions of the receipt of shareholder approval.

The Company notes the Staff’s Comment and respectfully submits that the assumptions contained in the legality opinion are similar to the situation in a registration statement on Form S-4 where the legality opinion may be based on the express assumption that shareholder approval has been received. While the Company does not believe a new legality opinion is required, the Company’s counsel will provide such opinion either as a pre-effective or post-effective amendment if the Staff requires a new, nonqualified opinion.

* * *

The Company would appreciate the Staff’s review of the Amendment as soon as practicable. Any comments or questions concerning the Registration Statement or the Amendment should be directed to the Company’s outside counsel, Ellen Bancroft or Parker Schweich of Dorsey & Whitney LLP at (949) 932-3600. Facsimiles should be sent to the undersigned at (714) 444-8773, with a copy to Ellen Bancroft and Parker Schweich at (949) 932-3601.

Thank you for your assistance in this matter.

Very truly yours,

IRVINE SENSORS CORPORATION

/s/ JOHN J. STUART, JR.
John J. Stuart, Jr.
Chief Financial Officer